
[GRAPHICS OMITTED(COMPANHIA)][GRAPHICS OMITTED( AWARD)][GRAPHICS OMITTED(LISTED)]                  Level 1 ADR -
                  FORCA E LUZ                   ABRADEE                  BOVESPA                   American Depositary Receipts
                                                                         Sao Paulo Stock Exchange  USA
                  1995/2005                                              COMPANY                   Ticket Symbol
                                                                         TICKET                    CFLPY - Preferred Class "A"
                  CATAGUAZES                                             SYMBOL
                  LEOPOLDINA

          Investor Relations Monthly Report - August 15th, 2005 Edition

Cataguazes-Leopoldina posts net income of R$ 40.9 million in second quarter of 2005
Company turns around loss of the first quarter

Cataguazes-Leopoldina (CFLCL) posted a consolidated net income of R$ 40.9 million (R$ 0.31/thousand shares) in the second quarters of 2005, as compared to a loss of R$ 7.4 million in the same period in 2004. With this result, the company turned around the loss from the first quarter and has accrued a consolidated net income of R$ 33.3 million (R$ 0.25/thousand shares) in the first half this year.

The following facts contributed to CFLCL's performance in the first half 2005:
(i) earnings of R$ 37 million (before tax) made from the divestment of Cat-Leo Energia;
(ii) earnings increase posted by all its subsidiaries, up by 118% as on the same period last year, which amounts to an equity adjustment of R$ 37 million in the first half of 2005;
(iii) recovery to the consolidated energy consumption in the household and commercial classes which rose by 4.5% and 7.0% respectively, as compared to the same period in 2004;
(iv) gross revenue increase of 18%, including the 180% increase in the Distribution System Usage Tariff (TUSD), charged to free consumers, which rose from R$ 13 million in the first half 2004 to R$ 36 million in the first half 2005.; and
(v) reduction of 4% to the consolidated financial expenditure in the second quarter of this year in relation to the first quarter.

CFLCL also posted significant increases to consolidated gross operating revenue (18%) and a consolidated operating cash generation (12%) in the first of the year, as compared to the same period in 2004. Cataguazes-Leopoldina's sales and/or services consolidated gross operating revenue reached R$ 912 million and operating cash generation (adjusted EBITDA) R$ 213 million, with significant EBITDA growth recorded by CENF (114%), CFLCL (36%), Energipe (28%) and Saelpa (70%). The adjusted EBITDA consolidated margin was 33% in the half.

During the first half of 2005 there was also an increase to the number of consumers served by CFLCL and its subsidiaries CENF, Energipe, CELB and Saelpa. Investments of around R$ 91 million mainly made in the distribution area, especially in the "Universal Electricity Access and Light for All Programs", has resulted in an increase to the number of consumers in the Sistema
Cataguazes-Leopoldina, which stood at 1.855 million in June 2005.

It should also be noted that after the first half has been closed, the Sistema Cataguazes-Leopoldina continued with its capital structure enhancement program, reducing costs and lengthening debt repayment terms, concluding a number of important transactions such as:
(a) financial settlement, in early July, of the sale of credit rights in CFLCL and its subsidiaries CENF, Energipe, CELB and Saelpa under the first series of the Sistema Cataguazes-Leopoldina Receivable Fund - FIDC to the sum of R$ 210 million. The FIDC are redeemed in 36 months, with a six-month principal grace period and remuneration equal to 109% of the CDI rate
(b) the early redemption by CFLCL on 14 July this year of 35 debentures from the first series and four debentures from the second series of its sixth issue, to the amount of R$ 18.8 million
(c) the execution of the syndicated loan agreement, at the beginning of August by CFLCL and its subsidiaries Energipe, CELB and Saelpa to the amount of R$ 130 million (of which R$ 90 million will be released in mid-August), the funds of which will be given priority to settle the costlier debts, classified in the short term.

As a result of these transactions, the pro forma ratio between consolidated banking short-term debt and the total banking debt has improved significantly, falling from 61% to 36%. In turn, the consolidated negative net current assets fell by R$ 503 million to R$ 235 million, against the annualized consolidated cash generation(consolidated EBITDA) of R$ 427 million, which demonstrates the administration has achieved its objectives in the quest to balance its capital structure and debt profile.

      Summary of the first half results posted by the
 companies comprising the Sistema Cataguazes-Leopoldina
-----------------------------------------------------------
                             Net Income (Loss) - R$ million
                            -------------------------------
                                     1st half
                            -------------------------------
 Company                     2005     2004      Variation %
-----------------------------------------------------------
 CFLCL (Consolidated)       33.3      (11.9)        -
 CFLCL (Parent Company)     32.6      (12.7)        -
 Energisa (1)               43.8       12.8        +242
 CENF                        4.7        1.1        +327
 Energipe                   39.7       13.6        +192
 CELB                        4.1        3.1        +32
 Saelpa                     30.2       14.5        +108
 CAT-LEO CISE (2)            1.4          -         -
 UTE de Juiz de Fora        16.0        3.8        +321
 Others                      0.5       (0.1)        -

1)   Energisa is the holding which controls the investmenst in the northeast of
     Brazil: Energipe, CELB adn Saelpa.
2) Company incorporated as a result of the Spin-off of Cat-Leo Energia in December 2004

               Consolidated Capital Structure of CFLCL
--------------------------------------------------------------------------------
 Description                           30/06/2005    31/03/2005    31/12/2004
--------------------------------------------------------------------------------
 Onerous Net Debt (*) - R$ million            922       1,059          1,085

 Indicators:
 Onerous Net Debt / Adjusted EBITDA (**)      2.2         2.5           2.8
 Onerous Net Debt / Total Assets (%)         31.4        34.9          36.4
 Degree of Capitalisation (%)                48.9        43.2          42.5
--------------------------------------------------------------------------------

(*) Onerous Net Debt = Loans and Credit + Debentures + Debt Charges - Loans related to Regulatory Assets ans CVA - Cash Balance.
(**) For the purposes of comparing indicators above, the adjusted EBITDA is annualized.

             For further clarifications and additional information,
                      please do not hesitate to contact us

     In Cataguases - Phone: +55 32 3429-6000 / Fax: +55 32 3429-6480 / 3429-6317


       In Rio de Janeiro - Phone: +55 21 2122-6900 / Fax: +55 21 2122-6931
     http://www.cataguazes.com.br or e-mail to: stockinfo@cataguazes.com.br
                             Mauricio Perez Botelho
                           Investor Relations Director